Exhibit 99.1

HANWHA SOLARONE CO., LTD.

888 Linyang Road, Qidong

Jiangsu Province, 226200

People’s Republic of China

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on December 20, 2013

NOTICE IS HEREBY GIVEN that the annual general meeting of shareholders (the “AGM”) of Hanwha SolarOne Co., Ltd. (the “Company”), a Cayman Islands company, will be held at 9:00 am, Shanghai time, on December 20, 2013 at the Company’s office at Rooms 605-606, Yongda International Tower, 2277 Longyang Road, Pudong New Area, Shanghai, China 201204, to consider and, if thought fit, to pass and approve the following resolutions:

1.	as an ordinary resolution, that Thomas J. Toy, whose current term of office shall expire at the AGM, be re-elected as a director of the Company to hold office in accordance with the Articles of Association of the Company for a two-year term with effect from the date of the AGM;

2.	as an ordinary resolution, that Ernst A. Bütler, whose current term of office shall expire at the AGM, be re-elected as a director of the Company to hold office in accordance with the Articles of Association of the Company for a two-year term with effect from the date of the AGM;

3.	as an ordinary resolution, that Ki-Joon Hong, whose current term of office shall expire at the AGM, be re-elected as a director and Board Chairman of the Company to hold office in accordance with the Articles of Association of the Company for a two-year term with effect from the date of the AGM; and

4.	as an ordinary resolution, that Ernst & Young Hua Ming be appointed as independent auditor of the Company for the year ending December 31, 2013;

and to consider and act upon such other business as may properly come before the AGM or any adjournment thereof.

Holders of record of ordinary shares at the close of business on November 12, 2013 will be entitled to attend and vote at the AGM. A holder entitled to attend and vote is also entitled to appoint a proxy to attend and, on a poll, vote instead of him and that proxy need not be a holder of ordinary shares of the Company. Whether or not you expect to attend the AGM in person, please mark, date, sign and return the enclosed proxy card to: Board Secretary, Hanwha SolarOne Co., Ltd., Rooms 605-606, Yongda International Tower, 2277 Longyang Road, Pudong New Area, Shanghai, China 201204. The enclosed proxy card shall be received by us no later than 10:00 am, Shanghai time on December 17, 2013 to ensure your representation and the presence of a quorum at the AGM. Sending in your proxy will not prevent you from voting in person at the AGM.

Holders of American Depositary Shares representing ordinary shares will be entitled to vote through the depositary at the AGM. Please refer to the voting materials delivered to you by the depositary for how you may instruct the depositary to vote.

By order of the Board of Directors,

/s/ Ki-Joon Hong

Ki-Joon Hong
Chairman of the Board of Directors

Dated: November 12, 2013

EXHIBIT A

Mr. Thomas J. Toy has served as an independent Director of Hanwha SolarOne since November 2006. Mr. Toy is Co-Founder and Managing Director of PacRim Venture Partners, a venture capital firm based in Menlo Park, California, since 1999. He is also General Partner of Startup Capital Ventures, a venture capital firm also based in Menlo Park, California since 2013 and a Venture Partner/Advisor for ICCP Venture Partners. Previously, Mr. Toy was Chairman of the Board of UTStarcom, a partner with SmartForest Ventures and a partner of Technology Funding. From 1979 to 1987, Mr. Toy held several positions at Bank of America National Trust and Savings Association, including vice president. He received a B.A. and MBA from Northwestern University.

Mr. Ernst A. Bütler has served as our independent director since November 2006. He also serves as the chairman of our compensation committee and as a member of our audit committee. Mr. Bütler has been an independent board member/consultant and owner of E.A. Bütler Management in Zürich since 2005. His other current positions include board member of Bank Frey & Co. AG, Zürich, member of the board of Frey Group Holding, Zurich, chairman of the board of Alegra Capital Ltd., Zürich, chairman of the board of AA-Partners, Zürich, chairman of the board of SACA, Swiss Alternative Capital AG, Zurich, member of the board of Sunfilm Power Ltd., Germany, and member of the advisory board of XBiotech Inc., Austin/Texas. From 1999 to 2005, he was a partner of Partners Group in Zug, the largest independent Asset Manager of Alternative Investments in Europe. Mr. Bütler spent over 25 years with Credit Suisse and Credit Suisse First Boston, with his last assignment being Managing Director and co-head of Corporate and Investment Banking Switzerland. He received a bachelor’s degree from the School of Economics and Business Administration in Zürich in 1973, and attended post-graduate programs at the University of Massachusetts in the United States, the European Institute of Business Administration in Paris, and Massachusetts Institute of Technology.

Mr. Ki-Joon Hong is Chief Executive Officer of Hanwha SolarOne. Mr. Hong is currently the Chairman of the Board of SolarOne, Chief Executive Officer of Hanwha Chemical Corporation and was previously the Chief Executive Officer of Hanwha’s pharmaceutical and refinery businesses. Mr. Hong also served as the Chief Executive Officer of Hanwha’s pharmaceutical and refinery businesses. Under his leadership, Hanwha Chemical entered into the solar energy and secondary battery businesses and also actively expanded its overseas operations, forming a joint venture in Saudi Arabia and building a PVC factory in Ningbo, Zhejiang, China. He received a bachelor of science in Chemical Engineering from Seoul National University.